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                               November 1, 2020

       Carl L. G. Hansen, Ph.D.
       Chief Executive Officer
       AbCellera Biologics Inc.
       2215 Yukon Street
       Vancouver, BC V5Y 0A1

                                                        Re: AbCellera Biologics
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
5, 2020
                                                            CIK No. 0001703057

       Dear Dr. Hansen:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note your disclosure here, in MD&A and in the Business section that you and your partners identified a
viable antibody drug candidate for your recent collaboration with Eli
                                                        Lilly within three
weeks that advanced into clinical testing 90 days after initiation of the program. Please balance
the disclosure in the Overview by noting in this section, as you do on page 16, that the
speed by which this candidate progressed is "unprecedented and is a result of the FDA's
flexibility to expedite" the candidate. Please also disclose, as you do on page 23, that there
is no assurance that you will be able to identify a potential drug candidate for human
testing in this timeframe again in the future.
 Carl L. G. Hansen, Ph.D.
FirstName  LastNameCarl
AbCellera Biologics Inc. L. G. Hansen, Ph.D.
Comapany 1,
November   NameAbCellera
              2020         Biologics Inc.
November
Page 2     1, 2020 Page 2
FirstName LastName
2. Please revise Figure 1 on page 2 and Figure 5 on page 107 to make the smaller print more legible.
3. We note your disclosure regarding certain interim Phase 2 clinical data for LY-CoV555 on page 3 and page 100. In the Business section, please expand your disclosure to provide more details regarding this Phase 2 clinical trial, including the duration of the trial, the number of subjects or patients in such trial, how the product candidate was administered, who conducted the trials, the dosage used, any serious adverse events experienced and the number of patients who experienced them, the primary and secondary endpoints and whether they were met to the extent that such information is available. Alternatively, please remove this statement from the Prospectus Summary and the Business section.
4. We note your disclosure here, in MD&A and in the Business section that you have entered into agreements for 94 partnered discovery programs, the majority of which include the potential for milestone and royalty payments from your partners. Please revise to disclose that you have only had one program result in clinical milestone payments to you and you have not yet had a program receive clinical marketing approval. Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 8

5. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risk Factors
Some intellectual property that we have in-licensed may have been discovered through government funded programs, page 49

6. Please revise this risk factor to disclose the technology or technologies subject to march-in rights.
Capitalization, page 67

7. Please reconcile the presentation and disclosures of outstanding convertible preferred shares as temporary equity (i.e. "not included within shareholders' deficit") in the capitalization table on page 67 and dilution on page 69 as of June 30, 2020 to your presentation of convertible preferred shares within shareholders' equity on your consolidated balance sheets on pages F-3 and F-29.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments, page 75

8. We note your disclosure that you entered into a multi-year agreement with the Canadian
         government   s Strategic Innovation Fund in April 2020. Please file
this agreement as an
         exhibit or tell us why you do not believe it is required to be filed. Carl L. G. Hansen, Ph.D.
FirstName  LastNameCarl
AbCellera Biologics Inc. L. G. Hansen, Ph.D.
Comapany 1,
November   NameAbCellera
              2020         Biologics Inc.
November
Page 3     1, 2020 Page 3
FirstName LastName
Results of Operations, page 80

9. We note that you have performed research for various partner arrangements and product candidates. Please expand to provide detail by your partner arrangements and for product candidates, as applicable, for your research and development expenses during each period presented. To the extent that you do not track expenses by product candidate or arrangement, please disclose as such.
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 92

10. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances since
         June 30, 2020 and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation. Please discuss with the staff how to submit your response.
Business
Our Partnership Deals, page 111

11. Disclose the aggregate amount of milestone payments under the collaboration agreement with Lilly referenced on page 112.
Patent Portfolio, page 128

12. Please revise to clarify whether the royalty term of the UBC agreement is the same as the term of the agreement and to disclose the termination provisions of the agreement. With respect to the Stanford License and the UNC Agreement, please disclose the duration of each agreement, the royalty term, the termination provisions, and the material payment provisions such as the royalty range or annual license fees to be paid.
13. Please file the license agreement with Alloy Therapeutics referenced on pages 114 and
         128, or tell us why you believe it is not required to be filed. Commercial, page 131

14. Please revise to provide the disclosure required by Item 101(c)(vii) of Regulation S-K for any partner that accounted for ten percent or more of your consolidated revenues and if the loss of such partner would have a material adverse effect on the company and its subsidiaries taken as a whole.
Legal Proceedings, page 135

15. Please revise to clarify the specific underlying technology to which the actions described in this section relate.
 Carl L. G. Hansen, Ph.D.
FirstName  LastNameCarl
AbCellera Biologics Inc. L. G. Hansen, Ph.D.
Comapany 1,
November   NameAbCellera
              2020         Biologics Inc.
November
Page 4     1, 2020 Page 4
FirstName LastName
Certain Relationships and Related Person Transactions
Loans to Officers, page 154

16. Please expand to disclose the terms of the loan to Mr. Stimart, including principal amount, interest rate, maturity and outstanding balance as of the most recent practicable date. Refer to Item 404(a)(5) of Regulation S-K. Please also provide your analysis on how you intend to comply with Section 13(k) of the Exchange Act with respect to this loan.
Principal Shareholders, page 156

17. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Thermopylae Holdings Ltd., DCVC Bio, L.P.
         and Viking Global Opportunities Illiquid Investments Sub-Master LP. Index to Consolidated Financial Statements
Consolidated Financial Statements
Consolidated Statements of Shareholders' Equity, page F-5

18. Please tell us why you are presenting the Series A1 Preferred Shares with a black line separation on the statement of shareholders' equity considering your disclosures on page
         F-18 that "the Series A1 preferred shares are classified as permanent equity."
Notes to Consolidated Financial Statements
Note 3. Significant Accounting Policies
Revenue recognition, page F-8

19. We note your disclosures here and on pages 111, 112, F-20, F-26, F-41 and F-43 related to your partnership agreements that include near-term payments for technology access, research and intellectual property rights, downstream payments in the form of clinical and commercial milestones, and royalties on net sales. For these agreements, please revise to disclose the date of the agreements, the nature and significant terms of those agreements, including the rights and obligations of each party and any commitments and contingencies with respect to the agreements. Please tell us your consideration of providing additional disclosure in the filing in accordance with ASC 450, 730, 606, and 808.
Condensed Consolidated Financial Statements (Unaudited)
Notes to Condensed Consolidated Financial Statements, page F-33

20. We note on page F-27 that in June 2020 you acquired the OrthoMab bispecific platform from Dualogics, LLC for $4,000,000 and that you have full rights to the OrthoMab platform and that Dualogics retains rights to develop existing internal assets and to complete existing partnership programs. Please tell us and revise your filing to explain how you are accounting for this transaction as an acquisition of assets or a business combination. Refer to the guidance in ASC 805.
 Carl L. G. Hansen, Ph.D.
AbCellera Biologics Inc.
November 1, 2020
Page 5

       You may contact Tara Harkins at 202-551-3639 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                        Sincerely,
FirstName LastNameCarl L. G. Hansen, Ph.D.
                                                        Division of Corporation
Finance
Comapany NameAbCellera Biologics Inc.
                                                        Office of Life Sciences
November 1, 2020 Page 5
cc:       James Xu, Esq.
FirstName LastName